Exhibit 99.2

Appendix 3Z

Final Director’s Interest Notice

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	MOKO Social Media Limited
ABN	35 111 082 485

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Mr Hans de Back
Date of last notice	27 March 2015
Date that director ceased to be director	13 April 2015

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities 1,454,546 fully paid ordinary shares 6,000,000 unlisted options with $0.10 exercise price and 28 November 2015 expiry date

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Z Page 1

Appendix 3Z

Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities

Emrose BV (Director)	• 38,182,539 fully paid ordinary shares
• 3,500,000 listed options with $0.05 exercise price and 13 June 2015 expiry date
• 5,000,000 unlisted options with $0.042 exercise price and 30 July 2016 expiry date
• 400,000 unlisted options with $0.10 exercise price and 28 November 2015 expiry date
• 2,000,000 unlisted options with $0.19 exercise price and 26 November 2016 expiry date

ABN AMRO Clearing Sydney Nominees Pty Ltd <Custodian A/C> (Nominee Holding)	• 1,162,790 fully paid ordinary shares

Dutchman Capital Pte Limited (Director)	• 952,381 fully paid ordinary shares

Part 3 – Director’s interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Appendix 3Z Page 2	11/3/2002